SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

Shell Midstream Partners, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

822634 101

(CUSIP Number)

Lori M. Muratta

150 N. Dairy Ashford

Houston, Texas 77079

Telephone: (832) 337-2034

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Pipeline Company LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 320,240,208 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 320,240,208 common units*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,240,208 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 68.5%
14	TYPE OF REPORTING PERSON HC; PN

*	Includes 50,782,904 Series A Preferred Units that are convertible on a one-for-one basis into Common Units.
**

Based on the number of Common Units (393,289,537) issued and outstanding as of September 14, 2022, as reported to the Reporting Persons by the Partnership. Such percentage would be 72.1% upon conversion of the 50,782,904 Series A Preferred Units on a one-for-one basis into Common Units.

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shell Midstream LP Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 320,240,208 common units*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 320,240,208 common units*
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 320,240,208 common units*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 68.5%
14	TYPE OF REPORTING PERSON HC; OO

*	Includes 50,782,904 Series A Preferred Units that are convertible on a one-for-one basis into Common Units.
**

Based on the number of Common Units (393,289,537) issued and outstanding as of September 14, 2022, as reported to the Reporting Persons by the Partnership. Such percentage would be 72.1% upon conversion of the 50,782,904 Series A Preferred Units on a one-for-one basis into Common Units.

CUSIP No. 822634 101

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SOPC Holdings West LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 123,832,233 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 123,832,233 common units
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,832,233 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11* Approximately 31.5%
14	TYPE OF REPORTING PERSON OO

*

Based on the number of Common Units (393,289,537) issued and outstanding as of September 14, 2022, as reported to the Reporting Persons by the Partnership. Such percentage would be 27.9% upon conversion of the 50,782,904 Series A Preferred Units on a one-for-one basis into Common Units.

Explanatory Note

This Amendment No. 7 to Schedule 13D amends the statement on Schedule 13D filed on November 14, 2014, as amended by Amendment No. 1 to Schedule 13D filed on February 21, 2017, as amended by Amendment No. 2 to Schedule 13D filed on February 16, 2018, as amended by Amendment No. 3 to Schedule 13D filed on June 17, 2019, as amended by Amendment No. 4 to Schedule 13D filed on April 2, 2020, as amended by Amendment No. 5 to Schedule 13D filed on February 11, 2022, and as amended by Amendment No. 6 to Schedule 13D filed on July 25, 2022 by Shell Pipeline Company LP and Shell Midstream LP Holdings LLC (as amended, the “Initial Statement”). Capitalized terms used herein without definition shall have the meaning set forth in the Initial Statement. The Initial Statement shall not be modified except as specifically provided herein.

Item 1.	Security and Issuer

No changes to this item.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a) This Amendment No. 7 is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by and among (i) SPLC, (ii) LP Holdco and (iii) SOPC Holdings West LLC (“SOPC West” and, together with SPLC and LP Holdco, the “Reporting Persons”).

(b) The business address of the Reporting Persons and the Covered Individuals (as defined below) is 150 N. Dairy Ashford Rd., Houston, Texas 77079.

(c) The principal business of the Reporting Persons is the ownership and operation, directly or indirectly, of pipelines and other assets supporting midstream operations, and the investment in interests in the Partnership.

SPLC is a Delaware limited partnership. The name and present principal occupation of the SPLC Covered Individuals are set forth on Exhibit N to this Amendment No. 7, which is incorporated herein by reference. SPLC is the direct sole member of LP Holdco.

LP Holdco is a Delaware limited liability company and wholly owned subsidiary of SPLC. The name and present principal occupation of the LP Holdco Covered Individuals are set forth on Exhibit N to this Amendment No. 7, which is incorporated herein by reference.

SOPC West is a Delaware limited liability company. The name and present principal occupation of each executive officer of SOPC West (the “SOPC West Covered Individuals”) are set forth on Exhibit N to this Amendment No. 7, which is incorporated herein by reference.

The SPLC Covered Individuals, LP Holdco Covered Individuals and SOPC West Covered Individuals are collectively referred to as the “Covered Individuals.”

(d) – (e) During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following paragraph:

Pursuant to the Merger Agreement described in Item 4 of this Amendment No.7 (which Item 4 is incorporated herein by reference), the Merger was funded entirely from existing cash on hand. The Merger was not subject to any financing condition.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following paragraphs:

On October 19, 2022, pursuant to the terms and conditions of the Merger Agreement, Merger Sub (a wholly owned subsidiary of SOPC West) merged with and into the Partnership, with the Partnership surviving and continuing to exist as a Delaware limited partnership.

Pursuant to the terms of the Merger Agreement, each Common Unit issued and outstanding (other than Common Units owned immediately prior to the Effective Time by Parent and its affiliates, including LP Holdco, which remained outstanding in the Partnership and were unaffected by the Merger) was converted into the right to receive Merger Consideration. In connection with the Merger, (i) the General Partner’s non-economic general partner interest in the Partnership, (ii) the Common Units owned by Parent and its affiliates, including LP Holdco, and (iii) the Series A Preferred Units, were not cancelled, were not converted into and did not entitle the holder thereof to receive Merger Consideration and remained outstanding following the Merger as a non-economic general partner interest in the Partnership, as Common Units and as Series A Preferred Units, respectively. The limited liability company interests in Merger Sub issued and outstanding immediately prior to the Effective Time were converted into a number of Common Units in the Partnership as the surviving entity in the Merger equal to the number of Common Units issued and outstanding (other than Common Units owned immediately prior to the Effective Time by Parent and its affiliates, including LP Holdco) that were converted into the right to receive Merger Consideration.

As a result of the Merger, the Reporting Persons collectively are the beneficial owners of all of the Common Units and Series A Preferred Units of the Partnership.

Following the consummation of the transactions contemplated by the Merger Agreement, the Common Units ceased to be listed on the New York Stock Exchange (the “NYSE”) and the Partnership will request that the NYSE file with the SEC a Form 25 notification of Removal from Listing and/or Registration to delist and deregister the Common Units under the Act. The Partnership intends to file a certification on Form 15 under the Act with the SEC requesting the deregistration of its Common Units under Section 12(g) of the Act and the suspension of its reporting obligations under Sections 13 and 15(d) of the Act.

Other than as described above, none of the Reporting Persons has any plan or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D, although they reserve the right to formulate such plans or proposals in the future.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover pages to this Amendment No. 7 for the aggregate number of Common Units and percentages of Common Units beneficially owned by each of the Reporting Persons, which information is incorporated herein by reference.

(b) See rows (7) through (10) of the cover pages to this Amendment No. 7 for the number of Common Units as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition, which information is incorporated herein by reference.

(c) Other than as described in Item 3 and Item 4, during the past 60 days none of the Reporting Persons has effected any transactions in the Common Units.

(d) None.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No changes to this Item.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended and supplemented by adding the Exhibits as follows:

Exhibit A	Joint Filing Statement (filed herewith).
Exhibit N	Directors, Managers and Executive Officers of SPLC, LP Holdco and SOPC West (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: October 19, 2022

SHELL PIPELINE COMPANY LP		SHELL MIDSTREAM LP HOLDINGS LLC

By:	Shell Pipeline GP LLC, its general partner
		By:	/s/ Shawn J. Carsten
By:	/s/ Shawn J. Carsten	Name:	Shawn J. Carsten
Name:	Shawn J. Carsten	Title:	Vice President and Chief Financial Officer
Title:	Vice President – Finance

SOPC HOLDINGS WEST LLC

By:	/s/ Thomas P. Stokes
Name:	Thomas P. Stokes
Title:	Attorney-in-Fact